Phoenix Asia Holdings Limited

April 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Re:	Phoenix Asia Holdings Limited
Registration Statement on Form F-1 (File No. 333-284260)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phoenix Asia Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on April 24, 2025, or as soon thereafter as practicable.

Very truly yours,

Phoenix Asia Holdings Limited

By:	/s/ Chi Kin Kelvin Yeung
Name:	Chi Kin Kelvin Yeung
Title:	Chief Executive Officer and Director

cc:	Clement Au, Esq.
CFN Lawyers LLC